Exhibit 16.1 to Form 8-K/A

February 17, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

We have read the statements made by PlanetLink Communications, Inc. (the "Company") in Item 4.01 of its Form 8-K dated February 2, 2005, filed on February 15, 2005 and its Form 8-K/A to be filed with the Commission. We agree with the statements concerning our firm in such Forms 8-K and 8-K/A. We have no basis to agree or disagree with other statements of the registrant contained therein.

In addition, we have informed the Company about a material weakness in its internal control over financial reporting which relates to the Company's determination that a restatement should be made of the Company's financial statements for the year ended December 31, 2003 and the quarters ended March 31, June 30 and September 30, 2004 as reported in Item 4.02 of Form 8-K dated January 14, 2005.


                                        /s/ Marcum & Kliegman LLP


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